UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2000

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-08193

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensytech, Inc. 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensytech, Inc.

8419 Terminal Road

Newington, Virginia 22122

REQUIRED INFORMATION

Financial Statements:

4.	In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan’s fiscal years ended December 31, 2000 and 1999 are presented on pages 3 through 8.

Exhibits:

23.	Consent of PricewaterhouseCoopers, L.L.P., independent auditors.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Financial Statements
December 31, 2000 and 1999

SENSYTECH, INC.
401(k) PROFIT SHARING PLAN

DECEMBER 31, 2000 AND 1999

Report of Independent Accountants

To the Participants and Administrator of the
Sensytech, Inc. 401(k) Profit-Sharing Plan

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) at December 31, 2000 and 1999, and the changes in assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, PA
April 27, 2001

Sensytech, Inc.	EXHIBIT A

401(k) Profit-Sharing Plan

Statements of Assets Available for Benefits

December 31, 2000 and 1999

	2000	1999
Assets:

Investments, at fair value (Notes 2 and 3)	$7,651,629	$10,724,422

Receivables:

Participant contributions	—	47,607

Employer contributions	—	17,196

Total receivables	—	64,803

Assets available for benefits	$7,651,629	$10,789,225

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.	Exhibit B

401(k) Profit-Sharing Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2000

Additions:

Dividend income	$894,448

Interest income	67,576

Net depreciation in fair value of investments	(1,990,398)

Net investment loss	(1,028,374)

Participant contributions	553,051

Employer contributions	113,448

Total additions and net investment loss, net	(361,875)

Deductions:

Benefits paid to participants	2,775,721

Total deductions	2,775,721

Net decrease	(3,137,596)

Assets available for benefits:

Beginning of year	10,789,225

End of year	$7,651,629

The accompanying notes are an integral part of these financial statements.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2000

1.	Description of Plan and Benefits

The following description of the Sensytech, Inc. 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, stock bonus and profit-sharing plan covering all full-time employees of the Sensytech, Inc. (the “Company”) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions
Each year, participants may make contributions up to 15% of pretax annual compensation into the 401(k) plan, subject to statutory limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds and the Company’s common stock as investment options for participants. The Company contributes to the Plan at a rate of 50% of the employees’ contribution, up to 6% of the employees’ salary. Contributions are allocated among individual accounts at the direction of participants. Additional contributions may be made by the Company at its discretion. In no event, shall Company contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeiture of terminated participants’ nonvested accounts. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of continuous service after three years and becomes 100% vested after seven years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The term of the loan may not exceed five years unless used to acquire a principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the Federal Reserve Prime Rate on the date of the loan plus 1%. For the year ended December 31, 2000, new participant loans were made in the amount of $154,475 and principal repayments were made in the amount of $61,205.

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2000

Forfeitures
In 2000, forfeitures totaling $154,513 were used to off-set current year employer matches. As of December 31, 2000, forfeitures totaling $11,278 are unallocated and available to offset further employer contributions.

Administrative Expenses
Administrative expenses, including trustee, legal, auditing, and other fees, are paid by the Company and, as such, are not expenses of the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting.

Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds and other investment securities, including the Company’s common stock. These investments are exposed to various risks, such as interest rate, market and credit risk. It is at least reasonably possible that changes in risks, in the near term would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted market prices which for mutual funds represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant loans are valued at cost, which approximates fair value.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the changes in assets available for benefits during the reporting period, and, when applicable, disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Notes to Financial Statements
December 31, 2000

Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2000	1999

The American Funds Group:

Bond Fund of America	$396,763	$358,858

Europacific Growth Fund	280,889	669,515

Washington Mutual Investors Fund	1,087,579	1,082,354

Legg Mason Wood Walker, Inc.:

Cash Reserve Trust	815,372	771,586

Special Investment Trust	598,764	703,712

Value Trust	2,664,902	4,028,956

Sensytech, Inc. — Common Stock	1,329,686	2,447,168

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,990,398 as follows:

Mutual funds	$1,218,323

Common stock	772,075

$1,990,398

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related Party Transactions

Certain Plan investments are shares of Sensytech, Inc. common stock. Sensytech, Inc. is the Plan sponsor and therefore qualifies as a related party. At December 31, 2000 and 1999, the Plan held an investment of 413,960 and 498,091 shares of Sensytech, Inc. common stock, respectively. The fair value of the common stock at December 31, 2000 and 1999 was $1,329,686 and $2,447,164, respectively. For the year ended December 31, 2000 and 1999, the Plan purchased 48,181 and 28,026 shares of Sensytech, Inc. common stock, respectively, at a cost of $209,526 and $144,599, respectively.

Sensytech, Inc.
401(k) Profit-Sharing Plan
Schedule of Assets Held for Investment Purposes
December 31, 2000

		Current
Issuer	Description	Value

The American Funds Group	Bond Fund of America	$396,763

The American Funds Group	Europacific Growth Fund	280,889

The American Funds Group	Smallcap World Fund	139,813

The American Funds Group	Washington Mutual Investors	1,087,579

Legg Mason Wood Walker, Inc.	Cash Reserve Trust	815,372

Legg Mason Wood Walker, Inc.	High Yield Portfolio	115,632

Legg Mason Wood Walker, Inc.	Special Investment Trust	598,764

Legg Mason Wood Walker, Inc.	Value Trust	2,664,902

Sensytech, Inc.*	Common Stock	1,329,686

Participant loans*	Maturity dates from 8/10/2001

	to 3/10/2030 and interest

	rates from 8.75% to 10.5%	222,229

		$7,651,629

*	Denotes party-in-interest as defined by ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSYTECH, INC.
401(k) PROFIT SHARING PLAN

June 28, 2001	/s/ Abbey A. Flowers Abbey A. Flowers, Plan Administrator